

August 5, 2013

Via E-mail
Larry Adelt
President and Chief Executive Officer
Adelt Design, Inc.
3217 South Orchard Street
Salt Lake City, Utah 84106

      Re: Adelt Design, Inc.
            Amendment No. 3 to Registration Statement on Form S-1
            Filed July 15, 2013
            File No. 333-174705

Dear Mr. Adelt:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please ensure that you update your prospectus to reflect current information. In this regard, we note references to your auditors report dated July 13, 2011 on page 2 and the number of shares of common stock outstanding as of May 31, 2011 on page 3. Also, we note that you have not updated your available working capital on page 7 and you appear to make inconsistent references to your outstanding costs and expenses on pages 11 and 13. Please revise.

Item 14. Indemnification of Directors and Officers, page II-1

2. We note your response to comment 3 in our letter dated August 4, 2011 and the charter you have filed as exhibit 3.1 to your registration statement. Your response indicates that exhibit 3.1 contains the amended Article discussing permitted indemnification of directors and officers, however, the exhibit you filed contains no such reference and

appears to be the same exhibit you previously filed. We re-issue our prior comment, asking you to either file your charter that contains the amended Article VII discussing indemnification or revise the disclosure in this item with respect to the provisions of your charter that permit indemnification of directors and officers.

Exhibit Index, page II-5

3. The consent of M&K CPAS, PLLC was not filed as an exhibit. Please amend to include an updated consent of M&K CPAS, PLLC.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters. Please contact Charles Lee, Attorney-Advisor, at (202) 551-3427 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Steven M. Sager
        BK Consulting, Inc.